

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2010

Dennis T. Kushner, President
Real Value Estates, Inc.
3970 Casa Blanca Road
Reno, Nevada 89502

> **Re:** **Real Value Estates, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 23, 2010**
> **File No. 000-5346**

Dear Mr. Kushner:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jeffrey Klein, Esq.
        Via Facsimile